EXHIBIT II


                                 [Translation]


November 20, 2002

            Matters concerning Exchange of Shares between TMC and TWH
            ---------------------------------------------------------

                                                            Fujio Cho, President
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

On October 1, 2002 (share exchange date), Toyota Motor Corporation ("TMC") and Toyota Woodyou Home Corporation ("TWH") have implemented the share exchange under which TMC became the 100% parent company of the TWH and TWH became the wholly owned subsidiary of TMC. Matters concerning the share exchange to be reported are as follows.


1. With regard to the share exchange agreement executed by and between TMC and TWH on May 29, 2002, TMC decided to exchange the shares without obtaining the approval of the shareholders' meeting in accordance with the provision of
Article 358 of the Commercial Code, and made a public notice in the Nihon Keizai Shimbun on June 10, 2002, notifying that any shareholders (including any beneficial shareholders: hereinafter the same shall apply) who are opposed to the share exchange to make such opposition in writing by June 24, 2002. However, no oppositions were made by the shareholders.

2. No purchase requests were made by shareholders to TMC pursuant to Paragraph 5, Article 358 of the Commercial Code.

3. The share exchange agreement was approved at the Ordinary General Shareholders' Meeting of TWH held on June 27, 2002.

4. A request to purchase the shares made by a shareholder to TWH pursuant to Paragraph 1, Article 355 of the Commercial Code is as follows:

   (1)  Number of requests made:                    1
   (2)  Type and number of shares requested
        to be purchase:                             800 shares of common stock

5. TWH made a public notice in the Nihon Keizai Shimbun on August 21, 2002 pursuant to Paragraph 1, Article 359 of the Commercial Code, notifying that the shareholders of TWH shall submit their share certificates to TWH by September 30, 2002 and that the share certificates will become void on the share exchange date (October 1, 2002). Also on August 21, 2002, TWH notified separately, each of the shareholders and the registered pledgees to that effect.

6. The net assets of TWH existing as of October 1, 2002 (share exchange date) is JPY 7,492,326,468.

7. The number of shares of TWH transferred to TMC through the share exchange is


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11,560,971 shares, which is calculated by subtracting the number of TWH shares held by TMC, 10,729,900 from the total outstanding shares of TWH, 22,290,871 shares.

8. In substitute of new shares to be issued upon the share exchange, TMC allotted its 693,659 shares of common stock held by TMC to the shareholders (other than TMC) entered or recorded on the register of shareholders (including register of beneficial shareholders) of TWH as at the close of September 30, 2002, the date immediately preceding the share exchange date, at the rate of
0.06 shares of common stock of TMC for each share of common stock of TWH held by such shareholders.

9. Share capital of TMC will not be increased by the share exchange. Amount of additional paid-in capital of TMC to be increased through this share exchange is JPY 1,820,808,671.